                                                                      EXHIBIT 99


     IMMEDIATELY                                            TAMMY HUBACEK

                          MET-COIL SYSTEMS CORPORATION
                   ANNOUNCES THIRD QUARTER NET EARNINGS UP 20%

CEDAR RAPIDS, IA - MARCH 31, 1999 - Met-Coil Systems Corporation (METS), a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market, announces net income for the third quarter and nine months ended February 28, 1999.

         "Operations are strong and order entry remains solid", reports James Heitt, President and Chief Operating Officer of Met-Coil. "We have been successful in improving our performance, maintaining our market leadership and introducing new products, all of which contribute to long-term shareholder value".

                THIRD QUARTER RESULTS AND NINE-MONTH PERFORMANCE
         Revenues for the third quarter were $10.3 million compared to $11.0 million one year ago. Met-Coil Systems Corporation reported third quarter income before income taxes of $523,000, compared to $437,000 last year, which represents a 20% increase. With income tax credits and preferred stock accretion, net income applicable to common stock was $824,000 or $.19 diluted earnings per share. This compares to $277,000, or $.09 diluted earnings per share in the third quarter of fiscal 1998.

         Year-to-date revenues were $32.3 million compared to $33.9 million for the prior year period. However, order backlog at February 28, 1999 was $18 million, an improvement of $4 million over backlog one year ago. Last year's revenues included a surge in sales of the Company's plasma cutting machines which occurred when a competitor discontinued business. Those revenues have returned to historic levels this year. Gross margin has improved from 22.4% to 23.8% due to continuing efforts to control material costs.

         Income before income taxes for the nine months ended February 28, 1999 was $1.9 million, up from $1.3 million last year. With income tax credits and preferred stock accretion, net income applicable to common stock was $2.4 million or $.62 diluted earnings per share compared to $796,000 or $.25 diluted earnings per share one year ago.

         Interest expense for the nine months fell by $402,000, due to lower levels of outstanding debt, which we continue to paydown. The Company has recognized net income tax credits of $810,000 in the first nine months of fiscal 1999. Income tax credits relate to a reduction in the Company's deferred tax asset valuation allowance.



                                   ### END ###